Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-263894

Dated January 22, 2024

Term Sheet

$1,000,000,000 5.631% Fixed Rate/Floating Rate Senior Notes due 2032

This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated January 22, 2024 relating to the prospectus of Fifth Third Bancorp dated March 28, 2022.

Issuer:	Fifth Third Bancorp (the “Issuer”)

Securities:	5.631% Fixed Rate/Floating Rate Senior Notes due 2032 (the “Notes”)

Expected Ratings*:	Baa1/Negative (Moody’s) / BBB+/Stable (S&P) / A-/Stable (Fitch)

Currency:	USD

Size:	$1,000,000,000

Securities Type:	SEC Registered Senior Notes

Trade Date:	January 22, 2024

Settlement Date**:	January 29, 2024 (T+5)

Maturity Date:	January 29, 2032

Fixed Rate Period:	From, and including, January 29, 2024 to, but excluding, January 29, 2031

Floating Rate Period:	From, and including, January 29, 2031 to, but excluding, January 29, 2032

Coupon:

Fixed Rate Period: 5.631% per annum

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of the Notes—Floating rate period” in the preliminary prospectus supplement dated January 22, 2024, plus 1.840%

Payment Frequency:	Fixed Rate Period: Semi-Annually Floating Rate Period: Quarterly

Interest Payment Dates:	Fixed Rate Period: Every January 29 and July 29, commencing on July 29, 2024 and ending on January 29, 2031 Floating Rate Period: April 29, 2031, July 29, 2031, October 29, 2031 and January 29, 2032

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Optional Redemption:

On and after the date that is 180 days after the issue date and prior to January 29, 2031 (one year prior to the Maturity Date), the Issuer may redeem the Notes at its option, in whole or in part at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes to be redeemed matured on January 29, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the preliminary prospectus supplement dated January 22, 2024) plus 25 basis points less (b) interest accrued to the redemption date; and

(ii)  100% of the principal amount on the notes to be redeemed;

plus in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, the Notes will be redeemable in whole, but not in part, by the Issuer on January 29, 2031, the date that is one year prior to the Maturity Date, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, the Notes will be redeemable, in whole or in part, by the Issuer on or after the 60th day prior to the Maturity Date at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Benchmark Treasury:	3.750% U.S. Treasury due December 31, 2030

Benchmark Treasury Spot and Yield:	98-00+; 4.081%

Spread to Benchmark Treasury:	+155 bps

Yield to Maturity:	5.631%

Price to Public:	100.000%

Proceeds (before expenses) to Issuer:	$996,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	316773 DL1 / US316773DL15

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Fifth Third Securities, Inc. RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment thereof on or about January 29, 2024, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Fifth Third Securities, Inc. toll-free at 1-866-531-5353 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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